U.S. SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, D.C. 20549

                                    FORM 11-K

                             SEC FILE NUMBER: 0-5485
                                            ----------

                              CUSIP NUMBER:  294037-20-5
                                             -----------
(Check One):
[ } Form 10-K and Form 10-KSB
[ ] Form 20-F
[X] Form 11-K
[ ] Form 10-Q and Form 10-QSB
[ ] Form N-SAR
    As of December 31, 2000 and 1999

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
    For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
                                     ----------
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                     ----------
Part I - Registrant Information

                               Viskase Companies, Inc.
-----------------------------------------------------------------------------
                               Full Name of Registrant

                             Envirodyne Industries, Inc.
-----------------------------------------------------------------------------
                               Former Name if Applicable

                             625 Willowbrook Centre Parkway
-----------------------------------------------------------------------------
               Address of Principal Executive Office (Street and Number)

                               Willowbrook, Illinois 60527
-----------------------------------------------------------------------------
                               City, State and Zip Code

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

Gordon S. Donovan                 630                    789-4900
-----------------------------------------------------------------------------
(Name)                        (Area Code)            (Telephone Number)
(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    the answer is no, identify report(s).  [X] Yes     [ ] No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?    [ ] Yes     [X] No
    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                Viskase Companies, Inc.
-----------------------------------------------------------------------------
                            (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
Date:                              by:  /s/ Gordon S. Donovan
      --------------------              -----------------------------------
                                        Vice President,
                                        Chief Financial Officer and Treasurer

The SAVE Program for
Employees of Viskase
Corporation

Report on Audits of Financial Statements and Supplemental Schedule

As of December 31, 2000 and 1999 and
For the Year Ended December 31, 2000

The SAVE Program for Employees of Viskase Corporation

Index to Financial Statements and Supplemental Schedule
-----------------------------------------------------------------------------

                                                                      Page(s)

Report of Independent Accountants                                        1

Financial Statements:
  Statement of Net Assets Available for Benefits,
    as of December 31, 2000 and 1999                                     2

  Statement of Changes in Net Assets Available
    for Benefits, For the Year Ended
    December 31, 2000                                                    3

  Notes to the Financial Statements                                    4-9

Supplemental Schedule:
  Schedule H, Line 4i - Schedule of Assets (Held at End of Year),
    December 31, 2000                                                   10






Note: All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable to The SAVE Program for Employees of Viskase Corporation.

                     Report of Independent Accountants



To the Participants and Compensation and Benefits Committee of
The SAVE Program for Employees of Viskase Corporation

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the The SAVE Program for Employees of Viskase Corporation (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Line 4i, Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subject to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





June 15, 2001

The SAVE Program for Employees of Viskase Corporation

Statements of Net Assets Available for Benefits
As of December 31, 2000 and 1999
----------------------------------------------------------------------------

                                                         2000            1999
Assets:
Investments:
 Plan investments at fair value                      $54,853,554    $67,554,308
 Guaranteed investment contracts at contract value     2,961,375      6,471,833
 Participant loans                                     1,528,689      1,995,042
                                                     -----------    -----------

   Total investments                                  59,343,618     76,021,183
                                                     -----------    -----------

Receivables:
 Participant contributions                                73,073         26,775
 Employer contributions                                   26,575              -
                                                     -----------    -----------

   Total receivables                                      99,648         26,775
                                                      ----------    -----------

Net assets available for benefits                    $59,443,266    $76,047,958
                                                     -----------    -----------









   The accompanying notes are an integral part of these financial statements.

The SAVE Program for Employees of Viskase Corporation

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2000
----------------------------------------------------------------------------

Additions:
 Investment income (loss):
  Net depreciation in fair value of investments                $ (4,224,509)
  Net increase in value of Plan's interest in
    guaranteed investment contracts                                 238,568
  Dividend and interest income                                      138,423
                                                               --------------

    Total investment income (loss)                               (3,847,518)
                                                               --------------

Contributions:
  Employer                                                        1,127,627
  Participants                                                    3,255,622
                                                               --------------

    Total contributions                                           4,383,249
                                                               --------------

      Total additions                                               535,731
                                                               --------------

Deductions:
 Benefits paid to participants                                   17,140,423
                                                               --------------

    Total deductions                                             17,140,423
                                                               --------------

Net decrease                                                    (16,604,692)

Net assets available for benefits, beginning of year             76,047,958
                                                               --------------

Net assets available for benefits, end of year                 $ 59,443,266
                                                               --------------






   The accompanying notes are an integral part of these financial statements.

The SAVE Program for Employees of Viskase Corporation

Notes to the Financial Statements
----------------------------------------------------------------------------

1. Description of the Plan

   The following description of The SAVE Program for Employees of Viskase Corporation (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

   General

   The Plan is a defined contribution plan established to provide deferred compensation benefits to eligible employees. Under the Plan, all of the employees of Viskase Corporation ("Employer" or the "Company") who have met the eligibility requirements may elect to participate in the Plan. Employees who are covered by a collective bargaining agreement will be eligible only if their participation is provided for in the agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   Participation

   Regular full-time employees may become plan members ("Participants") upon employment.

   Contributions

   Participants may authorize contributions to the Plan of one percent (1%) to six percent (6%) of their regular pay ("Eligible Earnings") as a Basic Deduction Contribution on a before-tax or after-tax basis. Participants who contribute the maximum six percent (6%) as a Basic Deduction Contribution may contribute up to an additional ten percent (10%) of Eligible Earnings as a Supplemental Deduction Contribution on a before-tax or after-tax basis. Participants are allowed to change the amount of their Basic Deduction Contribution and their Supplemental Deduction Contribution once per month. Employer contributions to the Plan are equal to fifty percent (50%) of the Participant's contributions up to six percent (6%) of Eligible Earnings. Participants' before-tax and after-tax contributions in excess of six percent (6%) of the participant's Eligible Earnings are not eligible to receive Employer matching contributions.

   The Internal Revenue Service limits the dollar amount a Participant can contribute to the Plan in any year on a before-tax basis. All contributions to the Plan are also subject to the nondiscrimination tests of the Internal Revenue Code that may also limit the contributions that may be made to the Plan.

   Vesting

   Participant contributions plus the earnings thereon are fully vested. Vesting in the Employer contributions and the earnings thereon is based upon the number of years of credited service. A Participant is fully vested after three years of credited service. If a Participant voluntarily terminates before completing three years of credited service, contributions made by the Employer and earnings thereon are forfeited. If a Participant attains age 65, or becomes permanently and totally disabled, dies, or is terminated by the Employer for reasons other than cause, the full value of the Employer contribution account is immediately vested.

   Payment of benefits

   On termination of service, Participants with account balances in excess of $5,000 may elect to either receive a single -sum amount or defer payment until the April 1 following the year the Participant reaches age 70-1/2. Participants who terminate employment with account balances less than or equal to $5,000 receive a single -sum payment. Participants may choose to make a direct rollover into another qualified plan or into an Individual Retirement Account ("IRA"). Spouse beneficiaries may make a direct rollover into an IRA. Non-spouse beneficiaries may not make a direct rollover into an IRA. A Participant who receives a single -sum payment may choose to receive a distribution of his shares invested in the Viskase Stock Fund in the form of whole shares of common stock with fractional shares paid in cash. Participants may elect to receive installment payments under the Plan. Payment to any Participant must be made no later than the April 1 following the year the Participant reaches age 70-1/2, even if he has not retired.

   Participant loans

   Loans up to the lesser of $50,000 or fifty percent (50%) of a Participant's vested account balance are available to all Participants. Each loan must be evidenced by the Participant's collateral promissory note with interest at a rate commensurate with the interest rate charged by area banking institutions for loans made under similar circumstances. The period for loan repayment cannot exceed five years from the date of the loan, unless the loan is for the purchase of a principal residence, in which case, the repayment period cannot exceed ten years.

   Withdrawals while employed

   The Plan permits Participants to make withdrawals while they are employed. The Plan sets out the limits and priority of any withdrawal. The Plan permits hardship withdrawals of before-tax contributions in accordance with Internal Revenue Code requirements.

   Forfeitures

   Forfeitures of a terminated Participant are required to be held by the Plan pending the Participant's possible return to employment and reinstatement in the Plan. If reinstatement does not occur by the end of the year following the year during which the Participant terminated employment, such forfeitures are reallocated to Participants on a pro-rata basis. These amounts will be used to reduce future Employer contributions. For the years ended December 31, 2000 and 1999, forfeitures amounted to $22,415 and $40,210, respectively.

   Administration expenses

   Expenses of the Plan, other than brokerage commissions which are included in the cost of the investments, were paid by the Employer in 2000 and 1999. Although the Employer has elected to pay these expenses, it is not obligated to do so. If the Employer ceases to pay all or part of these expenses in the future, they will be paid by the Plan.

2. Summary of Significant Accounting Policies

   The accompanying financial statements are prepared on the accrual basis of accounting.

   Investments

   With the exception of guaranteed investment contracts, all investments are stated at fair market value as determined by CIGNA Retirement Services (the "Trustee") based upon quoted market prices. Guaranteed investment contracts are valued at contract value as defined therein. Participant notes receivable are va lued at cost which approximates fair value.

   The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on the investments.

   Interest and dividend income is recorded as earned on an accrual basis.

   Use of estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

   Risks and uncertainties

   The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants' account balances and the amounts reported in the statements of net assets available for benefits.

   Reclassifications

   Certain 1999 amounts have been reclassified to conform to the 2000 presentation.

3. Guaranteed Investment Contracts

   The Plan has entered into several benefit-responsive guaranteed investment contracts with various insurance companies. The insurance companies maintain the contributions in general accounts. The guaranteed investment contracts are included in the financial statements at contract value as reported to the Plan by the Trustee. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal of all or a portion of their investment at contract value.


   Guaranteed investment contracts at December 31, 2000 are as follows:

                              Maturity     Contract     Average     Contract      Fair
   Identity of Issue            Date         Yield       Yield        Value       Value
John Hancock Mutual
  Life Insurance Co.          5/15/2001      6.82%       6.82%     1,346,653     1,349,347

Safeco Life Insurance Co.     1/2/2002       6.72%       6.72%     1,614,722     1,616,263
                                                                  ---------     ----------

                                                                  $2,961,375    $2,965,610
                                                                  ----------    ----------

Guaranteed investment contracts at December 31, 1999 are as follows:

                              Maturity     Contract     Average     Contract      Fair
   Identity of Issue            Date         Yield       Yield        Value       Value
Canada Life Insurance Co.     2/14/2000      7.82%       7.82%    $2,109,217    $2,109,217

John Hancock Mutual
  Life Insurance Co.          5/15/2001      6.82%       6.82%     1,914,696     1,923,061

Safeco Life Insurance Co.     1/2/2002       6.72%       6.72%     2,447,920     2,455,485
                                                                  ----------    ----------
                                                                  $6,471,833    $6,487,763

   There are no valuation reserves against the investment contracts for credit risk of the contract issuer or otherwise. For each investment contract, the crediting interest rate is a fixed rate agreed upon with the issuer.

   In addition, the Plan has entered into an unallocated insurance contract with Connecticut General Life Insurance Company which is titled the CIGNA Guaranteed Income Fund. The contract maintains interest rates that are guaranteed for six-month periods and does not have maturity dates or penalties for early withdrawals. The average yield and crediting interest rates were approximately 6.0% and 6.4% for 2000 and 1999, respectively. The contract contains provisions that may defer a transfer or distribution under limited circumstances, thus it is not considered to be fully benefit responsive. Therefore, the CIGNA Guaranteed Income Fund is included in the financial statements at fair market value which amounted to $24,828,819 and $26,714,868 at December 31, 2000 and 1999, respectively.

4. Investments

   Investments representing five percent (5%) or more of net assets available for benefits at December 31, 2000 and 1999 were as follows:

                                                                      2000            1999
Janus Worldwide Account               Pooled separate account     $ 4,211,172     $ 4,020,363
Fidelity Large Company Stock Fund     Pooled separate account      11,903,161      21,556,881
American Century Ultra Account        Pooled separate account       4,950,521       7,761,066
CIGNA Guaranteed Income Fund          Pooled separate account      24,828,819      26,714,868
Invesco Dynamics Fund                 Pooled separate account       3,753,224       1,133,259

   During the year ended December 31, 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) decreased in value by $4,224,509, as follows:

   Insurance company pooled separate accounts              $(3,520,648)
   Viskase Company stock                                      (703,861)
                                                           ------------
                                                           $(4,224,509)
                                                           ------------

5. Federal Income Tax Status

   The Internal Revenue Service has determined and informed the Employer by a letter dated April 10, 1995, that the Plan, and related trust, as then designed, was in compliance with the applicable sections of the Internal Revenue Code (the "Code"). The Plan has subsequently been amended. However, the plan administrator believes the Plan is designed and operated in accordance with the applicable sections of the Code.

6. Related Party Transactions

   Included in Plan assets at December 31, 2000 and 1999 are 374,212 and 336,679 shares, respectively, of common stock of Viskase Companies, Inc. As of December 31, 2000 and 1999 the stock had an original cost of $1,358,917 and $1,386,823, respectively, and a market value of $344,275 and $951,061, respectively.

   These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

7. Plan Termination

   The Employer reserves the right to alter, amend or terminate the Plan. In the event of Plan termination, plan accounts will become fully vested and Participants will be entitled to a distribution. Presently, there is no intention on the part of the Employer to terminate the Plan.

8. Reconciliation of Net Assets Available for Benefits to Form 5500

   The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2000:

   Net assets available for benefits per
     the financial statements                                 $59,443,266
   Amounts allocated to withdrawing participants                  (22,954)
                                                               -----------
                                                              $59,420,312
                                                               -----------

   The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2000:


   Benefits paid to participants per
     the financial statements                                 $17,140,423
   Add: Amounts allocated to withdrawing particpants
     at December 31, 2000                                          22,954
                                                              -----------

   Benefits paid to participants per the Form 5500            $17,163,377

   Amounts allocated to withdrawing participants are reported on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2000, but not yet paid as of that date.

9. Subsequent Events

   As of December 31, 2000, the Company maintains approximately $191.7 million in principal amount of unsecured senior debt obligations ("10.25% Notes") that mature on December 1, 2001. The Company does not presently anticipate that its current cash position and operating cash flows will be sufficient to pay the principal and accrued interest on the 10.25% Notes when they mature. Accordingly, the Company is currently evaluating the strategic alternatives available to it with respect to its capital structure in general and the treatment of the 10.25% Notes between the date hereof and the date of their maturity. These alternatives could include public offerings or private placements of debt and/or equity securities, an exchange offer for the 10.25% Notes or other restructuring of the Company's indebtedness, the Company entering into an new senior credit facility or the sale of the Company or its assets. If the Company is unable to refinance or restructure its obligations with respect to the 10.25% Notes, the continued operations of the Company and the Plan may be uncertain.





                          SUPPLEMENTAL SCHEDULE

The SAVE Program for Employees of Viskase Corporation

Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2000
----------------------------------------------------------------------------

(a)                      (b)                             (c)                      (d)            (e)
                                                                      Description of investment
                                                                      including maturity date,
               Identity of issue, borrower                            rate of interest, collateral,             Current
                 lessor or similar party                              par or maturity value           Cost        value
-----          ---------------------------                            ----------------------------    ----      -------
               Cash                                                   Cash                             **   $    10,650

               Insurance company general accounts:

               John Hancock Mutual Life Insurance Company             Guaranteed investment contract
                Contract # 8965                                        6.82% due 5/15/01               **     1,346,653
               Safeco Life Insurance Company                          Guaranteed investment contract
                Contract # 1056828                                     6.72% due 1/6/02                **     1,614,722
                                                                                                      ---   -----------
                                                                                                        -     2,961,375

*              Connecticut General Life Insurance Company Accounts:
                Invesco Balance Fund                                  Pooled separate account          **     2,282,922
                Large Company Stock Index Fund                        Pooled separate account          **       713,472
                Fidelity Large Company Stock Fund                     Pooled separate account          **    11,903,161
                Putnam Large Company Ultra Account                    Pooled separate account          **       817,148
                American Century Ultra Account                        Pooled separate account          **     4,950,521
                Invesco Dynamics Fund                                 Pooled separate account          **     3,753,224
                Janus Worldwide Account                               Pooled separate account          **     4,211,172
                Guaranteed Income Fund                                Unallocated insurance contract   **    24,828,819
                Lifetime 20 Fund                                      Pooled separate account          **       114,685
                Lifetime 30 Fund                                      Pooled separate account          **       189,595
                Lifetime 40 Fund                                      Pooled separate account          **       129,842
                Lifetime 50 Fund                                      Pooled separate account          **       266,371
                Lifetime 60 Fund                                      Pooled separate account          **       337,697

               Loans to participants:
*               Loan Fund                                             Participant loans, 6.00%-8.75%   **     1,528,689

               Company stock:
*               Viskase Stock Fund                                    Company stock, 374,212 shares    **       344,275

               Total investments                                                                       $-   $59,343,618
* Represents party-in-interest.
**Not required.



                         CONSENT OF INDEPENDENT ACCOUNTANTS
                         ----------------------------------


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 033-63807) of Viskase Companies, Inc. of our report dated June 15, 2001 relating to the financial statements of The SAVE Program for Employees of Viskase Corporation, which appears in this Form 11-K.


PricewaterhouseCoopers LLP

Chicago, Illinois
March 28, 2002